LDK Solar Co., Ltd. Hi-Tech Industrial Park Xinyu City, Jiangxi Province China 338032

October 3, 2011

Kevin Kuhar, Staff Accountant

Jeffrey Jaramillo, Accounting Branch Chief

Martin James, Senior Assistant Chief Accountant

Aslynn Hogue

Tim Buchmiller

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE.

Washington, DC 20549

United States of America

Re:	LDK Solar Co., Ltd.

Form 20-F for the fiscal year ended December 31, 2010

Filed May 2, 2011

Form 6-K

Furnished July 18, 2011

File No. 001-33464

Dear Messrs. Kuhar, Jaramillo, James, Hogue and Buchmiller:

This is in response to the Staff’s additional comment letter of September 19, 2011 relating to our annual report on Form 20-F for the fiscal year ended December 31, 2010 filed on May 2, 2011 and our periodic report on Form 6-K furnished on July 18, 2011. For your convenience, we have included your comments in this response letter in italicized form and keyed our responses accordingly.

Form 20-F for the Fiscal Year ended December 31, 2010

Our controlling shareholder, Mr. Peng, has directly or indirectly pledged . . . page 29

1. We note your disclosure that Mr. Peng, through his wholly owned entity LDK New Energy, has pledged a significant portion of his shares in your company to secure certain loan facilities. We also note that those loan agreements require Mr. Peng to pledge additional shares or other collateral if the market value of the shares falls below a “certain threshold,” that such margin calls occurred during May and June of 2010, and that the failure or delay by Mr. Peng to promptly meet margin calls under the loan agreements could result in a change in control of your company. Please provide us with your analysis as to why you do not need to disclose the share prices that would trigger margin calls under your loan agreements so that your investors can more clearly understand the likelihood that a change in control could occur.

We respectfully advise the Staff that, in light of the loan agreement provisions coupled with Mr. Peng’s ability and available resources to meet any such margin calls, we do not believe such information to be material to the general investing public who invest in our shares. We also understand that we will make appropriate and prompt disclosures to the investors should circumstances change and call for such disclosures.

Consolidated Financial Statements, page F-1

Note 8 – Partial Disposal and Repurchase of Equity Interests in a Subsidiary, page F-19

2. Please refer to prior comment 7. We note your response to our comment that the initial conversion ratio is subject to “certain standard anti-dilution provisions.” Please specifically identify for us the anti-dilution provisions of these agreements, including each triggering event and the related adjustment. Please also describe for us in greater detail how you concluded in the third paragraph of page 6 of your response that the conversion option was considered clearly and closely related to the host contract.

In response to the Staff’s request to specifically identify the anti-dilution provisions of such agreements, including each triggering event and the related adjustment, we have summarized all such provisions as stipulated in the agreements and documents related to LDK Silicon’s issuance of Series A preferred shares as follows:

1.	Share Splits, Combinations, Share Dividends and Distributions – In case LDK Silicon shall (a) pay a dividend or make a distribution on its Ordinary Shares in Ordinary Shares, (b) subdivide or reclassify its outstanding Ordinary Shares into a greater number of shares, or (c) combine or reclassify its outstanding Ordinary Shares into a smaller number of shares, the Conversion Price in effect immediately prior to such event shall be adjusted so that the holder of the Series A Preferred Shares thereafter converted shall be entitled to receive the number of Ordinary Shares which it would have owned or have been entitled to receive after the happening of such event had the Series A Preferred Shares been converted immediately prior to the happening of such event.

2.	In case LDK Silicon issues any new ordinary shares or equivalents at a price less than Floor Price (the preferred shares original purchase price plus 23% internal rate of return, on an annualized basis), then in each such case the conversion price prior to the issuance of such new ordinary shares or equivalents shall be adjusted to the price at which such new ordinary shares or equivalents are issued and the relevant preferred shares or ordinary shares converted from such preferred shares shall be adjusted to reflect aforesaid adjustment so that the number of ordinary shares shall be such number of shares that is equivalent to the preferred shares multiplied by the Floor Price and divided by the offering price per share of such new ordinary shares or equivalents.

In respect of the Staff’s request for a description in greater detail on how we concluded in the third paragraph of page 6 of our response that the conversion option was considered clearly and closely related to the host contract, we respectfully offer the following evaluation underlying our conclusion:

Pursuant to ASC 815-15-25-16, “If the host contract encompasses a residual interest in an entity, its economic characteristics and risks should be considered that of an equity instrument and an embedded derivative would need to possess principally equity characteristics (related to the same entity) to be considered clearly and closely related to the host contract.” Pursuant to the Memorandum and Articles of Association of LDK Silicon, after distribution or payment in full of the liquidation preference distributable or payable on the Series A Preferred Shares, the remaining assets of LDK Silicon available for distribution to all Shareholders shall be distributed ratably among the holders of outstanding Shares on an as-converted and fully diluted basis. This indicates that the preferred shares encompass a residual interest in LDK Silicon and therefore the host contract’s economic characteristics and risks should be considered that of an equity instrument. In addition, we have evaluated other substantive terms of the preferred shares as follows:

a)	Holder redemption provisions (more akin to debt). The preferred shares do not have mandatory redemption features but are redeemable at any time at the option of their holders in the event that LDK Silicon has not completed a Qualified IPO by June 3, 2013.

b)	Stated rate of return (more akin to debt). Holders of the preferred shares are entitled to a fixed minimum dividend of $15 million if a Qualified IPO does not occur. In addition, a compensation dividend shall be paid if the net profit of LDK Silicon fails below certain benchmarks.

c)	Voting rights (more akin to equity). Pursuant to Memorandum and Articles of Associations of LDK Silicon, each preferred share has voting rights equivalent to the number of ordinary shares into which such preferred share is convertible. In addition, one of the investors has the right to appoint one director to the board.

d)	Covenants requirements (more akin to equity). The preferred shares purchase agreement does not contain any provisions that are considered to be substantively protective covenants similar to what would be included in a loan agreement.

e)	Collateral requirements (more akin to debt). LDK Solar Co., Ltd. was to pledge 15% of its equity interests in Jiangxi LDK Solar Hi-Tech Co., Ltd., one of its wholly owned subsidiaries, to one of the investors, which expires and automatically terminates immediately prior to the Qualified IPO. In addition, Mr. Peng Xiaofeng was to provide his personal joint liability guarantee for the benefit of each of the Investors in connection with the issuance of the preferred shares.

f)	Other features (more akin to equity). Debt instruments typically have a stated maturity date while equity instruments are generally perpetual investments. If the Qualified IPO occurs, the redemption put options will terminate. The Investors are not under any obligation to sell their entire ownership interest in LDK Silicon at the time of the Qualified IPO. Therefore, their interests in LDK Silicon is perpetual which is more akin to equity than debt.

In evaluating the features of the preferred shares, we believe that the nature of voting rights was the key factor to distinguish equity from debt and should carry more weight. While the preferred shares are redeemable, such redemption is not mandatory, however, and is contingent on the occurrence or non-occurrence of certain events (e.g. a Qualified IPO in two years). As a result of the above analysis, we believe that the host contract is more akin to equity rather than debt.

In conclusion, we believe the conversion option is clearly and closely related to the equity host contract because the changes in value of the conversion option and the equity host are driven by the price associated with the equity host contract.

3. In this regard, please provide us with a revised response which details the specific paragraph references you utilized to support your valuation of the redeemable noncontrolling interests initially at the carrying amount of the net assets, at fair value, and the subsequent accretion to its redemption value. We note that you did not provide the specific paragraphs associated with the accounting references provided in your response.

We respectfully advise the Staff that, paragraph 12c, ASC 480-10-S99-3A states, “for noncontrolling interests, the initial amount presented in temporary equity should be the initial carrying amount of the noncontrolling interest pursuant to Section 805-20-30.” Further, ASC 805-20-30 requires noncontrolling interests to be measured at acquisition date fair value. However, ASC 810-10-45-23 specifically states (in part) that,

“Changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions (investments by owners and distributions to owners acting in their capacity as owners)…. The carrying amount of the noncontrolling interest shall be adjusted to reflect the change in its ownership interest in the subsidiary. Any difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interest is adjusted shall be recognized in equity attributable to the parent.”

In this transaction, the preferred shareholders acquired approximately 18.46% of the equity interests of LDK Silicon. Notwithstanding the decrease in our ownership interest, we still hold 81.54% equity interests in LDK Silicon and retain controlling financial interests in LDK Silicon. We understand that the initial measurement of noncontrolling interests at fair value is a general guidance with the exception as outlined in ASC 810-10-45-23. As such, we concluded that ASC 810-10-45-23 shall apply to the initial measurement of the redeemable noncontrolling interests. The redeemable noncontrolling interests shall be measured at 18.46% of the carrying amount of LDK Silicon’s net assets as of June 3, 2011, representing the change in the noncontrolling interests’ ownership interest in LDK Silicon from zero to 18.46% as required by ASC 810-10-45-23. The difference between the cash paid, representing the fair value of the redeemable noncontrolling interests and the initial measurement under ASC 810-10-45-23 is recorded in additional paid-in capital.

In respect of subsequent measurement, as it is probable that the noncontrolling interests will become redeemable, we have chosen to consistently apply the guidance per paragraph 15a, ASC 480-10-S99-3A, which stipulates that equity instrument subject to ASR 268 will be subsequently accreted to its redemption value over the period from the date of issuance to the earliest redemption date of the instrument using an appropriate method, usually the interest method. In addition, we note that paragraph 16c, ASC480-10-S99-3A applies specifically to redeemable noncontrolling interests, which requires the adjustment to the carrying amount presented in temporary equity be determined after the attribution of net income or loss of the subsidiary pursuant to Subtopic 810-10. Therefore, the redeemable non-controlling interests will be recorded at the greater of the amount determined under ASC 810-10 or ASC 480-10-S99-3A. Adjustments to reflect the current period change in the excess, if any, of the redeemable non-controlling interests’ ASC480-10-S99-3A measurement amount over their ASC 810-10 measurement amount will be recorded against permanent equity in retained earnings.

4. We note from your response that you have not yet finalized the fair value assessment of the derivative liability associated with the “Cash Compensation” payments. Please tell us how you were able to record this derivative liability in your financial statements for the interim period ended June 30, 2011 as reflected in your Form 6-K furnished on August 29, 2011 if you have not yet finalized the fair value assessment of this derivative. Please tell us the amounts recorded in your balance sheet and statement of operations for the interim period ended June 30, 2011 associated with this derivative liability.

We engaged an independent appraiser to assist us in assessing the fair value of the Cash Compensation as of June 3, 2011. We estimated the probability of failing to achieve the performance target was remote and the fair value of the Cash Compensation would not be material, if any. We reached this conclusion on the basis that the 2010 net profit target was met and the actual results for the first half of 2011 indicated that LDK Silicon was probable to meet the 2011 full year net profit target, which was also consistent with LDK Silicon’s 2011 profit forecast. The independent appraiser reviewed the key assumptions of LDK Silicon’s 2011 profit forecast. Pursuant to the draft report from the independent appraiser, based on management’s best estimation, the probability of not achieving net profit target would be zero and considered the fair value of Cash Compensation as zero. Therefore, in the absence of a finalized fair value assessment from the independent appraiser, we concluded it was appropriate to initially measure the derivative liability at zero as of June 3, 2011. As there was no change in the basis of conclusion from June 3 to June 30, 2011, the derivative liability estimate remained zero in our balance sheet and no gain or loss was recorded in the statement of operations for the interim period ended June 30, 2011.

Should you have any questions or wish to discuss the foregoing, please contact Jack Lai (Chief Financial Officer) at (1) 408 245 0858.

Sincerely,

/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

/s/ Peng Xiaofeng
Name:	Peng Xiaofeng
Title:	Chairman and Chief Executive Officer

Cc:	H. Timothy Li (Sidley Austin LLP)

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